Filed by: Fulton Financial Corporation
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities
Exchange Act of 1934
Subject Company: Premier Bancorp, Inc. (Commission File No. 1-15513)

FOR IMMEDIATE RELEASE	Contact:	Laura J. Wakeley (Fulton)
(Full text available on PR Newswire)		Phone: 717-291-2739

John C. Soffronoff (Premier)
Phone: 215-345-5100

PREMIER BANCORP SHAREHOLDERS APPROVE MERGER

WITH FULTON FINANCIAL CORPORATION

(July 10) — Lancaster, PA — Premier Bancorp, Inc. shareholders today approved the acquisition of Premier Bancorp (AMEX: PPA) by Fulton Financial Corporation (Nasdaq: FULT), based in Lancaster, PA. All regulatory approvals have been obtained, and today’s vote enables the merger to proceed. Upon consummation of the merger, which is expected to occur in the third quarter of this year, Fulton Financial Corporation will have approximately $9.2 billion in total assets.

Premier Bancorp is the holding company for Premier Bank, which is based in Doylestown, PA. Premier Bank operates eight banking offices in three counties in Pennsylvania and has assets of $600 million. Premier Bank will become Fulton Financial’s eleventh banking affiliate and will continue to operate as Premier Bank.

Fulton Financial Corporation is a financial holding company that operates 190 banking offices in Pennsylvania, Maryland, Delaware and New Jersey through the following affiliates: Fulton Bank, Lancaster, PA; Lebanon Valley Farmers Bank, Lebanon, PA; Swineford National Bank, Middleburg, PA; Lafayette Ambassador Bank, Easton, PA; FNB Bank, N.A., Danville, PA; Hagerstown Trust, Hagerstown, MD; Delaware National Bank, Georgetown, DE; The Bank, Woodbury, NJ; Peoples Bank of Elkton, Elkton, MD, and Skylands Community Bank, Hackettstown, NJ.

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The Corporation’s financial services affiliates include Fulton Financial Advisors, N.A., Lancaster, PA; Fulton Insurance Services Group, Inc., Lancaster, PA; and Dearden, Maguire, Weaver and Barrett, LLC, West Conshohocken, PA. Residential mortgage lending is offered by all banks through Fulton Mortgage Company.

Additional information on Fulton Financial Corporation is available on the Internet at www.fult.com.

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2003